UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-12642

Tenon Limited

(Exact Name of Registrant as Specified in Its Charter)

Level 3, 7 Fanshawe Street, Auckland
New Zealand
011 64 9 3684193

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box (es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☒

PART I.

Item 1. Exchange Act Reporting History

Tenon Limited (“Tenon”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on July 27, 1985 (under a prior company name of Fletcher Challenge Limited). Tenon filed a Form 15 on June 9, 2005 and thus has not been required to file reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form. Tenon has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Tenon’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on April 1 2004.

Item 3. Foreign Listing and Primary Trading Market

Tenon is listed on the New Zealand Stock Exchange (NZX) under “TEN”. This is its only trading market.

Tenon initially listed on the NZX on March 14, 1996. Tenon has maintained its listing on the NZX since the date of its initial listing up to the date of filing of this form.

During the 12-month period preceding the filing of this form 100% of the trading in the subject class of securities occurred on the New Zealand Stock Exchange.

Item 4. Comparative Trading Volume Data

The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a) (4) (i) under the Exchange Act are 1 October 2006 and 30 September 2007. During that period, the average daily trading volume of Tenon’s ordinary shares in the United States and on a worldwide basis was zero ordinary shares in the United States and 100% of the ordinary shares on a worldwide basis. For the same recent 12-month period, the average daily trading volume of Tenon’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis was 0%.

Tenon delisted the ordinary shares (listed under an ADR program) from the New York Stock Exchange on 30 September 2004. Tenon terminated its sponsored American Depositary Receipt facility relating to its ordinary shares on April 8, 2005, and therefore more than 12 months has elapsed from the date of delisting and termination of the ADR program.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

Tenon filed Form 15 to terminate the registration of Tenon’s Ordinary Shares pursuant to Rule 12g-4, and to suspend Tenon’s reporting obligations under Section 15(d) pursuant to Rule 12h-3, on June 9, 2005.

PART II.

Item 9. Rule 12g3-2(b) Exemption

The website on which Tenon has published and will continue to publish the information required under Rule 12g3-2(b)(1)(iii) is www.tenon.co.nz.

PART III.

Item 10. Exhibits

None

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)          The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)          Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)          It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Tenon Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tenon Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

TENON LIMITED

By:	/s/ Paul M. Gillard
Name: Paul M. Gillard
Title: General Manager Corporate
Date: October 25, 2007